

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

Via E-mail
Roxana Gloria Candela Calixto
President
Inka Productions Corp.
IV Etapa Pachacamac
MZ H2 Lot 31 Barrio 2 Sector 1
Villa el Salvador, Lima, Peru 42

> **Re: Inka Productions Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 5, 2011**
> **File No. 333-171064**

Dear Ms. Calixto:

We have received your response to our prior comment letter to you dated August 31, 2011 and have the following additional comments.

General

1. Please tell us why you have no plans to raise funds for operations until you become a public company, as you say, for example, on page 19 and page 23. Since this filing is a selling shareholder filing and not a capital raising initial public offering, we are unsure why you are not a shell company.

Summary, page 5

2. We note your response to our prior comment 1 and that you currently disclose your losses from inception to October 31, 2010. Please revise to disclose your cumulative net losses through the date of your most recent interim financial statements.

3. We note your response to our prior comment 2 and reissue in part. Your financial statements disclose cash on hand in the amount of $10,353. Your disclosure in this section, however, states that cash on hand is $12,805. Please revise for consistency or advise. Additionally, we note your response that Ms. Calixto provided a loan to you, which increased your cash on hands. Please revise your disclosure to describe this loan and, if there is a written agreement between you and Ms. Calixto regarding this loan, please file it as an exhibit to your registration statement or advise.

Selling Shareholders, page 13

4. Please revise to clarify that each of the selling shareholders may be a deemed underwriter.

Recruitment Process, page 18

5. We note your response to our prior comment 8 and reissue. It appears that your expense estimate of $80,000 does not include the $25,000 estimate on page 19. Please revise or advise. Additionally, you state on page 19 that the cost of visas is $1,715 per person, but your total cost of visas for 9 persons is $600. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Faiyaz Dean, Esq.